Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-289063

ARES PRIVATE MARKETS FUND

Supplement dated June 4, 2026
to the Prospectus and Statement of Additional Information
for Class A Shares, Class D Shares and Class I Shares dated July 30, 2025, as supplemented to date

This supplement contains information that amends, supplements or modifies certain information contained in the Prospectus and Statement of Additional Information (“SAI”) of Ares Private Markets Fund (the “Fund”) dated July 30, 2025, as supplemented to date. This supplement is part of, and should be read in conjunction with, the Prospectus and SAI. The Prospectus and SAI have been filed with the U.S. Securities and Exchange Commission and are available free of charge at www.sec.gov or by calling 1-866-324-7348. Capitalized terms used in this supplement have the same meanings as in the Prospectus and SAI, as applicable, unless otherwise stated herein.

Effective June 1, 2026, David Herbers has been added as a Portfolio Manager of the Fund.

Accordingly, effective immediately, the following changes are made to the Prospectus and SAI.

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The section entitled “Management of the Fund–Primary Portfolio Managers” in the Fund’s Prospectus is deleted in its entirety and replaced with the following:

Primary Portfolio Managers

The personnel of the Adviser who have primary responsibility for management of the Fund are Barry Miller, Nathan Walton and David Herbers. The Fund’s primary portfolio managers, along with other senior members of Ares Secondaries Group’s private equity team, serve on the Investment Committee of the Adviser responsible for overseeing the Fund, which formulates investment guidelines for the Fund and approves all acquisitions, dispositions and financing decisions. The senior members of Ares Secondaries Group’s private equity team have an average of 25 years of sourcing, structuring and underwriting experience across secondary and primary private equity markets across numerous investment cycles.

Barry Miller is a Partner in the Ares Secondaries Group. Prior to the acquisition of Landmark Partners by Ares in 2021, Mr. Miller was a Partner in Landmark Partners’ private equity group, where he also served as a member of the private equity and infrastructure investment committees. Prior to joining Landmark in 2013, Mr. Miller was head of private equity at the New York City Retirement Systems, where he served on the limited partner advisory boards of more than 40 private equity funds. Earlier in his career, he was a partner at Pomona Capital where he focused on sourcing and executing secondary transactions and was a member of the Pomona Capital Investment Committee. Prior to joining Pomona, he was a senior investment manager at AXA Private Equity, where he was also head of the New York office and served on the Global Investment Committee. Mr. Miller currently serves on the Board of Directors for the Robert Toigo Foundation, an organization devoted to diversity in the investment management business, and is a member of the Tulane School of Liberal Arts Deans’ Advisory Council. Mr. Miller previously served as a member of the Sponsors for Educational Opportunity Limited Partner Advisory Council. Mr. Miller received a B.A. from Tulane University.

Nathan Walton is a Partner and Head of Private Equity in the Ares Secondaries Group. Mr. Walton serves as a member of the Ares Secondaries Group’s Private Equity, Credit and Infrastructure Investment Committees, the Ares Private Equity Group’s Energy Opportunities and Extended Value Investment Committees, the Ares Infrastructure Group’s Climate Infrastructure Partners Investment Committee and the Ares Sports, Media and Entertainment Investment Committee. Additionally, he serves on the Executive Committee of the Ares Secondaries Group. Mr. Walton joined Ares in 2006 and previously served as a Co-Head of the Ares Private Equity Group. Mr. Walton holds a B.A. from Princeton University in Politics and an M.B.A. from the Stanford Graduate School of Business.

David Herbers is a Partner in the Ares Secondaries Group, where he focuses on private equity secondaries. Additionally, he serves as a member of the Ares Secondaries Group’s Private Equity Investment Committee. Prior to joining Ares in 2021, he was a Director in the Private Equity Group at Landmark Partners, where he focused on transaction origination, underwriting, and negotiation of private equity investments. Previously, Mr. Herbers was a Vice President at Pomona Capital, where he was responsible for sourcing, evaluating, and executing secondary investments. In addition, he was a Vice President in Corporate Finance at KKR & Co. Mr. Herbers holds a B.S. from Santa Clara University in Finance and an M.B.A. from Columbia Business School in Finance and Real Estate.

The SAI provides additional information about the Fund’s primary portfolio managers’ compensation, other accounts managed by them and their ownership of any Shares of the Fund.

The section of the SAI entitled “Management of the Fund–Other Accounts Managed by the Portfolio Managers” is hereby updated to include the following information regarding David Herbers:

Type of Account	Number of Accounts Managed	Total Assets Managed		Number of Accounts Managed for which Advisory Fee is Performance- Based	Assets Managed for which Advisory Fee is Performance- Based
David Herbers*
Registered Investment Companies	$0	$0		$0	$0
Other Pooled Investment Vehicles	22	12.43	B	17	11.91	B
Other Accounts	22	4.92	B	17	2.35	B

* Information provided is as of March 31, 2026.

As of March 31, 2026, David Herbers owned no Shares.

Please retain this supplement with your Prospectus and SAI.

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